SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)(1)*†

CHINA MEDIAEXPRESS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

169442100
(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance
C. V. Starr & Co., Inc.
399 Park Avenue, 17th Floor
                        New York, New York 10022
(Name, address and telephone number of person authorized
to receive notices and communications)

                             October 12, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. 9

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)
                  † This Schedule 13D is amendment number 1 to the Schedule 13D filed by Starr Investments Cayman II, Inc., Starr International Cayman, Inc., Starr International Investments Ltd., Starr International Company, Inc. C.V. Starr & Co., Inc. and Maurice R. Greenberg on February 8, 2010. Capitalized terms used in this amendment but not defined herein shall have the meaning previously defined in the Schedule 13D.

CUSIP No. 169442100			PAGE 2 of 11 PAGES
1	NAME OF REPORTING PERSON Starr Investments Cayman II, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):		WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:		0
8		SHARED VOTING POWER:		6,195,455
9		SOLE DISPOSITIVE POWER:		0
10		SHARED DISPOSITIVE POWER:		6,195,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,195,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.4%2
14		TYPE OF REPORTING PERSON:		CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Purchased Shares and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants.

2 Assumes 33,290,552 shares of Common Stock of the Issuer issued and outstanding as of August 11, 2010, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 13, 2010.

CUSIP No. 169442100			PAGE 3 of 11 PAGES
1	NAME OF REPORTING PERSON Starr International Cayman, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):		N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:		0
8		SHARED VOTING POWER:		6,195,455
9		SOLE DISPOSITIVE POWER:		0
10		SHARED DISPOSITIVE POWER:		6,195,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,195,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.4%2
14		TYPE OF REPORTING PERSON:		CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Purchased Shares and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants.

2 Assumes 33,290,552 shares of Common Stock of the Issuer issued and outstanding as of August 11, 2010, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 13, 2010.

CUSIP No. 169442100			PAGE 4 of 11 PAGES
1	NAME OF REPORTING PERSON Starr International Investments Ltd. I.R.S. Identification Number: 98-0431724
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):		N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:		0
8		SHARED VOTING POWER:		6,195,455
9		SOLE DISPOSITIVE POWER:		0
10		SHARED DISPOSITIVE POWER:		6,195,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,195,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.4%2
14		TYPE OF REPORTING PERSON:		CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Purchased Shares and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants.

2 Assumes 33,290,552 shares of Common Stock of the Issuer issued and outstanding as of August 11, 2010, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 13, 2010.

CUSIP No. 169442100			PAGE 5 of 11 PAGES
1	NAME OF REPORTING PERSON Starr International Company, Inc. I.R.S. Identification Number: 52-1198625
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):		N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:		Panama
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:		0
8		SHARED VOTING POWER:		6,195,455
9		SOLE DISPOSITIVE POWER:		0
10		SHARED DISPOSITIVE POWER:		6,195,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,195,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.4%2
14		TYPE OF REPORTING PERSON:		CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Purchased Shares and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants.

2 Assumes 33,290,552 shares of Common Stock of the Issuer issued and outstanding as of August 11, 2010, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 13, 2010.

CUSIP No. 169442100			PAGE 6 of 11 PAGES
1	NAME OF REPORTING PERSON C. V. Starr & Co., Inc. I.R.S. Identification Number: 13-5621350
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):		N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:		0
8		SHARED VOTING POWER:		6,195,455
9		SOLE DISPOSITIVE POWER:		0
10		SHARED DISPOSITIVE POWER:		6,195,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,195,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.4%2
14		TYPE OF REPORTING PERSON:		CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Purchased Shares and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants.

2 Assumes 33,290,552 shares of Common Stock of the Issuer issued and outstanding as of August 11, 2010, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 13, 2010.

CUSIP No. 169442100			PAGE 7 of 11 PAGES
1	NAME OF REPORTING PERSON Maurice R. Greenberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):		N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:		0
8		SHARED VOTING POWER:		6,195,455
9		SOLE DISPOSITIVE POWER:		0
10		SHARED DISPOSITIVE POWER:		6,195,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,195,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.4%2
14		TYPE OF REPORTING PERSON:		HC

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Purchased Shares and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants.

2 Assumes 33,290,552 shares of Common Stock of the Issuer issued and outstanding as of August 11, 2010, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 13, 2010.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

As described further in Item 4, on October 12, 2010, Starr acquired a total of 1,500,000 shares of Common Stock of the Issuer for an aggregate purchase price of $13.5 million. The funds used to effect the acquisition were from Starr’s working capital.

ITEM 4.        PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On October 12, 2010 Starr and Bright Elite Management Limited (“Bright”) entered into a Share Sale Agreement (the “Bright Share Sale Agreement”) regarding a private transaction of unregistered Common Stock of the Issuer.  Pursuant to the Bright Share Sale Agreement, Starr Investments has agreed to purchase, and Bright has agreed to sell, 500,000 shares of Common Stock of the Issuer for an aggregate purchase price of $4.5 million.

On October 12, 2010 Starr and Thousand Space Holdings Limited (“TSHL”) entered into a Share Sale Agreement (the “TSHL Share Sale Agreement”) regarding a private transaction of unregistered Common Stock of the Issuer.  Pursuant to the TSHL Share Sale Agreement, Starr has agreed to purchase, and TSHL has agreed to sell, 1,000,000 shares of Common Stock of the Issuer for an aggregate purchase price of $9 million.

The descriptions of the terms and conditions of the Bright Share Sale Agreement and the TSHL Share Sale Agreement set forth herein do not purport to be complete and are qualified in their entirety by reference to the full text of the two share sale agreements attached hereto as Exhibits H and I, which are hereby incorporated by reference into this Item 4.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

The transaction dates, number of shares of Common Stock purchased or sold and the average price per share for all transactions by the Reporting Persons in the Common Stock, within the last 60 days, which were all in a private transaction, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Starr International	October 12, 2010	1,500,000	$9.0

As of the date hereof, Starr may be deemed to beneficially own in the aggregate 6,195,455 shares of Common Stock of the Issuer, which figure represents approximately 16.4%3 of the issued and

3 Assumes 33,290,552 shares of Common Stock of the Issuer issued and outstanding as of August 11, 2010, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 13, 2010.

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outstanding shares of Common Stock and consists of 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares, 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants and 1,650,000 shares of Common Stock.

Starr International Cayman, by virtue of being the sole stockholder of Starr, may be deemed to beneficially own the shares of Issuer beneficially owned by Starr.

Starr International Investments by virtue of being the sole stockholder of Starr International Cayman, may be deemed to beneficially own the shares of Issuer beneficially owned by Starr International Cayman.

Starr International, by virtue of being the sole stockholder of Starr International Investments, may be deemed to beneficially own the shares of Issuer beneficially owned by Starr International Investments.

Pursuant to an Investment Management Agreement, effective January 1, 2008, C. V. Starr has shared power to vote on and direct the disposition of the shares of Issuer held by Starr International and may, by virtue of this relationship, be deemed to beneficially own shares of Issuer beneficially owned by Starr International.

Mr. Greenberg owns 26.37% of the common stock of C. V. Starr directly.  By virtue of Mr. Greenberg’s voting power in C. V. Starr and his position as a Director, Chairman and Chief Executive Officer of C. V. Starr, Mr. Greenberg may be deemed to have or share voting or dispositive power over the shares of Issuer that are beneficially owned by C. V. Starr.  Mr. Greenberg disclaims beneficial ownership of the shares of the Issuer beneficially owned by C. V. Starr.

Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose of or direct the disposition of in the aggregate 6,195,455 shares of Common Stock of the Issuer.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On October 12, 2010 Starr and Bright entered into the Bright Share Sale Agreement as more fully discussed in Item 4. A copy of the Bright Share Sale Agreement is filed herewith as Exhibit H and incorporated herein by reference.

On October 12, 2010 Starr and TSHL entered into the TSHL Share Sale Agreement as more fully discussed in Item 4. A copy of the TSHL Share Sale Agreement is filed herewith as Exhibit I and incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

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Exhibit A
Joint Filing Agreement, dated as of February 4, 2010, by and among Starr Investments Cayman II, Inc., Starr International Cayman Inc., Starr International Investments Ltd., Starr International Company, Inc., C. V. Starr & Co., Inc. and Maurice R. Greenberg. (Incorporated by reference to Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 8, 2010.)

Exhibit B
Securities Purchase Agreement, dated January 12, 2010, by and among Starr Investments Cayman II, Inc., ChinaMediaExpress Holdings, Inc. and certain subsidiaries and stockholders of China MediaExpress Holdings, Inc. (Incorporated by reference to Exhibit B to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 8, 2010.)

Exhibit C
Certificate of Designations of Series A Preferred Stock, par value $0.001 per share, of China MediaExpress Holdings, Inc. (Incorporated by reference to Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 8, 2010.)

Exhibit D
Warrant to Purchase Shares of Common Stock of China MediaExpress Holdings, Inc. (Incorporated by reference to Exhibit D to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 8, 2010.)

Exhibit E
Investor Rights Agreement, dated as of January 28, 2010, by and among Starr Investments Cayman II, Inc., China MediaExpress Holdings, Inc. and certain stockholders of China MediaExpress Holdings, Inc. (Incorporated by reference to Exhibit E to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 8, 2010.)

Exhibit F
Registration Rights Agreement, dated January 28, 2010, by and among Starr Investments Cayman II, Inc. and China MediaExpress Holdings, Inc. (Incorporated by reference to Exhibit F to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 8, 2010.)

Exhibit G
Stock Transfer Agreement, dated January 28, 2010, by and among Starr Investments Cayman II, Inc. and certain stockholders of China MediaExpress Holdings, Inc. (Incorporated by reference to Exhibit G to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 8, 2010.)

Exhibit H	Share Sale Agreement, dated October 12, 2010, by and among Starr Investments Cayman II, Inc. and Bright Elite Management Limited.

Exhibit I	Share Sale Agreement, dated October 12, 2010, by and among Starr Investments Cayman II, Inc. and Thousand Space Holdings Limited.

Exhibit J
Joint Filing Agreement, dated as of October 14, 2010, by and among Starr Investments Cayman II, Inc., Starr International Cayman Inc., Starr International Investments Ltd., Starr International Company, Inc., C. V. Starr & Co., Inc. and Maurice R. Greenberg.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2010	STARR INVESTMENTS CAYMAN II, INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Director

STARR INTERNATIONAL CAYMAN, INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Director

STARR INTERNATIONAL INVESTMENTS LTD.

	By:	/s/ Stuart Osborne
Stuart Osborne
Director, Controller and Vice President

STARR INTERNATIONAL COMPANY, INC.

	By:	/s/ Stuart Osborne
Stuart Osborne
Vice President and Treasurer

C. V. STARR & CO., INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Secretary

MAURICE R. GREENBERG

	By:	/s/ Maurice R. Greenberg